Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
 First Six Months of 2017 Financial Results

BEIJING — December 21, 2017 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the first six months of 2017 ended June 30, 2017.

First Six Months of 2017 Financial Overview

•                       Net revenues were RMB409.4 million (US$60.4 million), compared with RMB529.3 million for the first six months of 2016.

•                       Gross profit was RMB31.8 million (US$4.7 million), compared with a gross loss of RMB17.5 million for the first six months of 2016.

•                       Net loss was RMB125.9 million (US$18.6 million), compared with a net loss of RMB247.4 million for the first six months of 2016.

•                       Adjusted EBITDA (non-GAAP) was a loss of RMB113.1 million (US$16.7 million), compared with adjusted EBITDA (non-GAAP) loss of RMB112.3 million for the first six months of 2016.

“In the first half of 2017, while our core CDN business was impacted by on-going competitive headwinds from large cloud operators, the tough environment did not slow us from continuing to execute our strategic initiatives with a focus on integrating our resources to provide a premium three-layer structured network total solution offering. We took key steps to respond to the slowing growth with reducing costs and further optimizing our product mix,” stated Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache.  “During the first six months of 2017, our efforts produced notable gross profit improvement despite the significant topline pressure from intensified pricing competition.  We also saw significant reduction in our SG&A and R&D expenses as we continued to carry out prudent cost control methods. As a result, we recorded an improved net loss attributable to ordinary shareholders of RMB125.6 million for the six months of 2017, compared with RMB247.2 million for the same period of 2016.”

Mr. Wang continued, “We further aligned our vision to provide customers with total solutions from our three-layer structured offering portfolio consisting of content delivery networks (CDN), data centers (IDCs) and Internet exchange centers (CHN-IX), and achieved notable progress in this regard.

“For our CDN business, we are pleased to report that our High Performance Cloud Caching platform (HPCC) reached a stable operating level in the first six months of 2017. HPCC now hosts more than 70% of our CDN traffic and provides enhanced service quality with higher flexibility, increased efficiency as well as content encryption transmission and new protocol support. We believe that the optimized platform will serve as our long-term differentiator in this market.

“Our CHN-IX network provides a cloud ecosystem with upstream and downstream partners offering advanced interconnection and peering services.  With footholds in first-tier cities, these world-class, carrier-neutral internet exchange centers improve connectivity through private backbone lines with high-speed IP interconnection, cloud access and high-level network security. In 2017, we expanded cooperation agreements with cloud industry leaders like Microsoft Azure and Tencent Cloud and, as a result, are seeing a growing number of customers from the government, finance and Internet sectors attracted to these exchange centers.

“Demand for data center services in China remains strong.  Our data center campus in Beijing has over 3,000 cabinets rented under contract and we have recently signed an agreement with a financial service provider for about 1,000 cabinets with an estimated move-in date in the first quarter of 2018. We are also in tenancy discussion with a large Internet company and will update the market accordingly.

“As we look to the remainder of 2017 and into 2018, we continue to see a very competitive landscape and industry conditions.  Price competition in the CDN space will likely remain fierce.  Accordingly, as we position our three-layered, total solution services in the market, going forward we will place greater sales emphasis on our data center and Internet exchange center offerings and less on our CDN services.  We remain steadfast in our belief that offering customers a suite of offerings that provides total solutions is the best strategy for growth and will remain diligent in monitoring expenses with the goal of returning to profitability and long-term sustainability,” concluded Mr. Wang.

First Six Months of 2017 Financial Results

Net revenues for the first six months of 2017 were RMB409.4 million (US$60.4 million), a 22.6% decrease from the first six months of 2016. The decrease in net revenues was primarily attributable to increased industry competition.

Cost of revenues for the first six months of 2017 decreased by 30.9% year-over-year to RMB377.7 million (US$55.7 million). Gross margin for the first six months of 2017 was 7.8%, compared with negative 3.3% for the same period in 2016. Non-GAAP gross margin, which excludes share-based compensation, was 7.8% for the first six months of 2017, compared with negative 2.4% for the first six months of 2016. The increase in gross margin was mainly attributable to no depreciation and amortization of long lived assets due to the full impairment provided and cost control measures.

Sales and marketing expenses for the first six months of 2017 were RMB34.0 million (US$5.0 million), or 8.3% of net revenues, a 29.4% decrease from the first six months of 2016. The decrease in sales and marketing expenses, was primarily attributable to cost control measures.

General and administrative expenses for the first six months of 2017 were RMB69.8 million (US$10.3 million), or 17.0% of net revenues, a 54.3% decrease from the first six months of 2016. The decrease in general and administrative expenses in first six months of 2017, compared with the first six months of 2016, was primarily attributable to a decrease in share-based compensation expenses.

Research and development (R&D) expenses for the first six months of 2017 were RMB41.3 million (US$6.1 million), or 10.1% of net revenues, a 24.8% decrease from the first six months of 2016 primarily due to cost control measures, decrease in share-based compensation expenses and no depreciation of long lived assets.

Operating loss was RMB130.4 million (US$19.2 million) for the first six months of 2017, compared with an operating loss of RMB266.4 million for the same period of 2016. Non-GAAP operating loss, which excludes share-based compensation expenses, and impairment of long lived assets, was RMB123.0 million (US$18.1 million) for the first six months of 2017, compared with a non-GAAP operating loss of RMB192.7 million for the first six months of 2016.

Income tax benefit was RMB9.5 million (US$1.4 million) for the first six months of 2017, compared with income tax benefit of RMB17.2 million for the first six months of 2016.

Net loss was RMB125.9 million (US$18.6 million) for the first six months of 2017, compared with a net loss of RMB247.4 million for the first six months of 2016. Net loss per basic and diluted American depositary share (“ADS”) for the first six months of 2017 was RMB4.80 (US$0.64) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain (loss) and impairment of long lived assets, was a loss of RMB113.1 million (US$16.7 million) for the first six months of 2017. Adjusted EBITDA (non-GAAP) was a loss of RMB112.3 million for the first six months of 2016.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses, foreign exchange gain (loss) and impairment of long lived assets, was RMB111.5 million (US$16.5 million) for the first six months of 2017, compared with adjusted net loss (non-GAAP) of RMB178.9 million for the first six months of 2016. Non-GAAP net loss per basic and diluted ADS for the first six months of 2017 was RMB4.16 (US$0.64) each.

Balance Sheet

As of June 30, 2017, the Company had cash and cash equivalents of RMB132.4 million (US$19.5 million), compared with RMB134.9 million as of December 31, 2016. As of June 30, 2017, net current liability was RMB292.8 million (US$43.2 million), compared with net current liability of RMB158.0 million as of December 31, 2016.  The net current liability of RMB292.8 million as of June 30, 2017, may raise substantial doubt about the Company’s ability to continue as a going concern. The Company has been implementing a comprehensive plan as described in Note 2 of the consolidated financial statements included in the Company’s annual report for 2016 on Form 20-F filed on November 14, 2017.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit (loss), the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense and foreign exchange gain (loss).

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss) and impairment of long lived assets that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on June 30, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.7793 to US$1.00.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook of the Company and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408-5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 5730-6200

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Jun 30	As of Jun 30
	2016	2017	2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	134,924	132,418	19,533
Accounts receivable, net	190,587	179,837	26,527
Prepaid expenses and other current assets	56,976	58,461	8,623
Amount due from a subsidiary held for sale	53,169	47,708	7,038
Assets held for sale	1,270,483	1,385,936	204,436
Total current assets	1,706,139	1,804,360	266,157

Non-current assets
Property and equipment, net	—	—	—
Intangible assets, net	—	—	—
Long term investments	34,159	34,517	5,092
Deferred tax assets, net	—	—	—
Long term deposits and other non-current assets	36,525	21,108	3,114
Total non-current assets	70,684	55,625	8,206

Total Assets	1,776,823	1,859,985	274,363

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Short-term loan	29,311	29,311	4,324
Accounts payable	301,569	336,219	49,595
Accrued employee benefits	46,233	41,933	6,185
Accrued expenses and other payables	52,697	56,122	8,278
Income tax payable	13,924	14,735	2,174
Liabilities for uncertain tax positions	10,020	10,020	1,478
Amounts due to related parties	18	19	3
Current portion of long term loan	3,840	500	74
Current portion of capital lease obligations	72,851	60,339	8,900
Deferred government grant	13,000	13,000	1,918
Amount due to a subsidiary held for sale	18,063	84,762	12,503
Liabilities held for sale	1,302,658	1,450,171	213,912
Total current liabilities	1,864,184	2,097,131	309,344

Non-current liabilities

Non-current portion of capital lease obligations	43,951	16,931	2,497
Deferred government grant	11,208	9,189	1,355
Total non-current liabilities	55,159	26,120	3,852

Total Liabilities	1,919,343	2,123,251	313,196

Total Shareholders’ deficit	(142,520)	(263,266)	(38,833)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,776,823	1,859,985	274,363

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Six Months Ended
	Jun 30, 2016	Jun 30, 2017	Jun 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	529,280	409,428	60,394
Cost of revenues	(546,750)	(377,652)	(55,707)

Gross (loss) profit	(17,470)	31,776	4,687
Other operating income (loss)	6,591	(9,877)	(1,457)
Sales & marketing expenses	(48,127)	(33,961)	(5,010)
General & administrative expenses	(152,551)	(69,781)	(10,293)
Research & development expenses	(54,879)	(41,269)	(6,088)
Impairment of long lived assets	—	(7,276)	(1,073)

Operating loss	(266,436)	(130,388)	(19,234)
Interest income	2,781	1,268	187
Interest expense	(6,624)	(9,197)	(1,357)
Other income	428	9,876	1,457
Foreign exchange gain (loss), net	5,279	(6,950)	(1,025)

Loss before income taxes	(264,572)	(135,391)	(19,972)
Income tax benefit	17,192	9,516	1,404

Net loss	(247,380)	(125,875)	(18,568)

Net loss attributable to the noncontrolling interest	(161)	(311)	(46)

Net loss attributable to the Company’s shareholders	(247,219)	(125,564)	(18,522)

Foreign currency translation	378	3,679	543
Unrealized holding gain on available-for-sale investments	619	—	—

Total other comprehensive income, net of tax	997	3,679	543

Comprehensive loss	(246,383)	(122,196)	(18,025)

Comprehensive loss attributable to the noncontrolling interest	(161)	(311)	(46)

Comprehensive loss attributable to the Company’s shareholders	(246,222)	(121,885)	(17,979)

Loss per ordinary share:
Basic	(0.62)	(0.30)	(0.04)
Diluted	(0.62)	(0.30)	(0.04)

Loss per ADS*:
Basic	(9.92)	(4.80)	(0.64)
Diluted	(9.92)	(4.80)	(0.64)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	399,391,881	422,048,996	422,048,996
Diluted	399,391,881	422,048,996	422,048,996

*                 Note1:1 ADS = 16 shares

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Six Months Ended
	Jun 30, 2016	Jun 30, 2017	Jun 30, 2017
	RMB	RMB	US$

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange gain (loss), transaction tax on assets transfer, impairment of long lived assets and impairment of long term investments

Net loss	(247,380)	(125,875)	(18,568)
Depreciation	78,482	—	—
Amortization	1,514	—	—
Interest expense	6,624	9,197	1,357
Interest income	(2,781)	(1,268)	(187)
Income tax benefit	(17,192)	(9,516)	(1,404)
Share-based compensation	73,739	103	16
Foreign exchange (gain) loss	(5,279)	6,950	1,025
Impairment of long lived assets	—	7,276	1,073
Adjusted EBITDA	(112,273)	(113,133)	(16,688)
Margin%	(21.2)%	(27.6)%	(27.6)%

Adjusted net loss— defined as net loss before share-based compensation, foreign exchange gain (loss), penalties on uncertain tax positions, transaction tax on assets transfer, impairment of long-lived assets and impairment of long term investments

Net loss	(247,380)	(125,875)	(18,568)
Share-based compensation	73,739	103	16
Foreign exchange (gain) loss	(5,279)	6,950	1,025
Impairment of long lived assets	—	7,276	1,073
Adjusted net loss	(178,920)	(111,546)	(16,454)
Margin%	(33.8)%	(27.2)%	(27.2)%
Loss per ordinary share:
Basic	(0.45)	(0.26)	(0.04)
Diluted	(0.45)	(0.26)	(0.04)
Loss per ADS:
Basic	(7.20)	(4.16)	(0.64)
Diluted	(7.20)	(4.16)	(0.64)

Non-GAAP gross profit (loss) — defined as gross profit (loss) before share-based compensation expense

Gross (loss) profit	(17,470)	31,776	4,687
Plus: Share-based compensation	4,960	217	32
Non-GAAP gross (loss) profit	(12,510)	31,993	4,719
Margin%	(2.4)%	7.8%	7.8%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	48,127	33,961	5,010
Minus: Share-based compensation	(2,877)	627	92
Non-GAAP sales & marketing expenses	45,250	34,588	5,102
% of net revenues	8.5%	8.4%	8.4%

General & administrative expenses	152,551	69,781	10,293
Minus: Share-based compensation	(62,537)	(475)	(70)
Non-GAAP general & administrative expenses	90,014	69,306	10,223
% of net revenues	17.0%	16.9%	16.9%

Research & development expenses	54,879	41,269	6,088
Minus: Share-based compensation	(3,365)	(38)	(6)
Non-GAAP research & development expenses	51,514	41,231	6,082
% of net revenues	9.7%	10.1%	10.1%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense, transaction tax on assets transfer, impairment of long-lived assets and impairment of long term investments

Operating loss	(266,436)	(130,388)	(19,234)
Share-based compensation	73,739	103	16
Impairment of long lived assets	—	7,276	1,073
Non-GAAP operating loss	(192,697)	(123,009)	(18,145)
Margin%	(36.4)%	(30.0)%	(30.0)%